Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

April 18, 2019

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on April 18, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

Item 4 Summary of Material Change

On April 18, 2019 (the “Effective Date”), Newmont Mining Corporation (now renamed Newmont Goldcorp Corporation) (“Newmont”) completed the previously announced business combination with Goldcorp whereby Newmont acquired all of the issued and outstanding Goldcorp common shares (the “Arrangement”) and Goldcorp became a wholly-owned subsidiary of Newmont, pursuant to an arrangement agreement entered into by Newmont and Goldcorp on January 14, 2019, as amended on February 19, 2019 (the “Arrangement Agreement”). The Arrangement was completed by way of a court approved plan of arrangement under the Business Corporations Act (Ontario).

At the effective time of the Arrangement, each common share of Goldcorp issued and outstanding immediately prior to the effective time of the Arrangement was converted into the right to receive (i) 0.3280 of a share of common stock, par value $1.60 per share, of Newmont (each a “Newmont Share”) and (ii) US$0.02 in cash.

The aggregate cash consideration paid in the Arrangement to Goldcorp’s shareholders was approximately US$17.4 million. The total number of Newmont shares issued to Goldcorp’s shareholders was approximately 285 million Newmont shares.

Pursuant to the Arrangement Agreement, each restricted share unit (a “RSU”) issued under Goldcorp’s 2008 restricted share unit plan, as amended, was exchanged for RSUs of Newmont at the effective time of the Arrangement and each option to purchase Goldcorp common shares issued under Goldcorp’s 2005 stock option plan, as amended, will be entitled to exercise such options for Newmont Shares. Upon vesting of such RSUs or exercise of such options, the holders thereof will be entitled to receive 0.3286 of a Newmont share for each Goldcorp common share to which such holder was entitled.

Pursuant to the Arrangement Agreement: (i) each phantom restricted share unit (“Phantom RSU”) issued under Goldcorp’s 2013 phantom restricted share unit plan, as amended (the “Goldcorp Phantom RSU Plan”), outstanding immediately prior to the Effective Date, will remain outstanding following the Effective Date on its existing terms and holders thereof are expected to receive a cash payment calculated on the date of expiry of the restricted period on the basis of 0.3286 of a Newmont share for each Phantom RSU in accordance with the terms of the Goldcorp Phantom RSU Plan, and (ii) each performance share unit (“Goldcorp PSU”) issued under Goldcorp’s 2010 performance share unit plan, as amended (the “Goldcorp PSU Plan”) outstanding immediately prior to the Effective Date, will remain outstanding following the Effective Date on its existing terms and holders thereof are expected to receive a cash payment calculated on the day of expiry of the performance period on the basis of 0.3286 of a Newmont Share for each Goldcorp PSU, and assuming a performance multiplier of 100%, in accordance with the terms of the Goldcorp PSU Plan.

Additionally, on the Effective Date, Newmont repaid in full all obligations and liabilities owed by Goldcorp under Goldcorp’s revolving credit facility and term loan outstanding as of the Effective Date, representing approximately $1.3 billion.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Logan Hennessey, Vice President and Secretary of Goldcorp at 303.863.7414.

Item 9 Date of Report

April 25, 2019

Schedule A

Newmont and Goldcorp Successfully Create World’s Leading Gold Company

TORONTO, April 18, 2019 /CNW/—Goldcorp Inc. (NYSE: GG, TSX: G) (“Goldcorp”) and Newmont Goldcorp Corporation (NYSE: NEM, TSX: NGT) (“Newmont Goldcorp” or “the Company”) today announced the successful conclusion of the transaction combining Newmont Mining Corporation and Goldcorp to form the world’s leading gold business.

Newmont Goldcorp features an unmatched portfolio of assets, prospects and talent. This portfolio includes long-life operations and profitable expansion and exploration options in some of the world’s most favorable mining jurisdictions. Newmont Goldcorp will also offer investors the highest annual dividend and the largest Reserves and Resources per share among senior gold producers.

Newmont Goldcorp will continue trading on the New York Stock Exchange (NYSE) with the ticker ‘NEM’, and will begin trading on the Toronto Stock Exchange (TSX) with the ticker ‘NGT’. Goldcorp’s common shares are expected to be delisted from the NYSE before market open on April 18, 2019, and from the TSX after market close on April 22, 2019.

Newmont Goldcorp is expected to immediately:

•	Be accretive to Newmont’s Net Asset Value per share by 27 percent, and to the combined company’s 2020 cash flow per share by 34 percent; [i]

•	Begin delivering $365 million in expected annual pre-tax synergies, supply chain efficiencies and Full Potential improvements, representing $4.4 billion in Net Present Value (pre-tax);ii

•	Target six to seven million ounces of steady gold production over a decades-long time horizon; [i]

•	Have the largest gold Reserves and Resources in the gold sector, including on a per share basis;

•	Be located in favorable mining jurisdictions and prolific gold districts on four continents;

•	Deliver the highest dividend among senior gold producers; iii

•	Offer financial flexibility and an investment-grade balance sheet to advance the most promising projects at an Internal Rate of Return (IRR) of at least 15 percent; iv

•	Feature a deep bench of accomplished business leaders, technical teams and other talent with extensive mining industry experience; and

•	Maintain industry leadership in environmental, social and governance performance.

About Newmont Goldcorp

Newmont Goldcorp is the world’s leading gold company and a producer of copper, silver, zinc and lead. The Company’s world-class portfolio of assets, prospects and talent is anchored in favorable mining jurisdictions in North America, South America, Australia and Africa. Newmont Goldcorp is the only gold producer listed in the S&P 500 Index and is widely recognized for its principled environmental, social and governance practices. The Company is an industry leader in value creation, supported by robust safety standards, superior execution and technical proficiency. Newmont Goldcorp was founded in 1921 and has been publicly traded since 1925.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Newmont Goldcorp. Forward-looking statements include, but are not limited to, statements related to the anticipated timing of delisting of the Goldcorp common shares from the TSX and NYSE, estimates of future production; expectations regarding accretion; estimates of future cost reductions, efficiencies and synergies; expectations regarding advancement of Newmont’s and Goldcorp’s operations, including, without limitation, expected average IRR, expectations of future dividends and returns to stockholders; and expectations of future plans and benefits. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Newmont Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Newmont Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, changes to the current scientific and technical information; permitting, development, operations and expansion of Newmont Goldcorp’s operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Newmont Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont Goldcorp’s businesses; the ability to achieve the anticipated synergies and value-creation contemplated by the transaction; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the transaction; risks relating to the value of the Newmont’s common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont Goldcorp’s resources; and the diversion of management time on transaction-related issues as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Newmont Goldcorp’s operating environment. Newmont Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

[i]

Caution Regarding Projections: Projections used in this release are considered “forward-looking statements.” See cautionary statement above regarding forward-looking statements. Forward-looking information representing post-closing expectations is inherently uncertain. Estimates such as expected accretion, NAV, Net Present Value creation, synergies, expected future production, IRR, financial flexibility and balance sheet strength are preliminary in nature. There can be no assurance that the proposed transaction will close or that the forward-looking information will prove to be accurate.

ii

Net Present Value (NPV) creation as used in this release is a management estimate provided for illustrative purposes and should not be considered a GAAP or non-GAAP financial measure. NPV creation represents management’s combined estimate of pre-tax synergies, supply chain efficiencies and Full Potential improvements, as a result of the proposed transaction that have been monetized and projected over a twenty-year period for purposes of the estimation, applying a discount rate of 5 percent. Such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected NPV creation is a “forward-looking statement” subject to risks, uncertainties and other factors which could cause actual value creation to differ from expected value creation.

iii

2019 dividends beyond Q1 2019 have not yet been approved or declared by the Board of Directors. Management’s expectations with respect to future dividends or annualized dividends are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont Goldcorp’s financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

iv	IRR targets on projects are calculated using an assumed $1,200 gold price.

Media Contact

Omar Jabara	303.837.5114	omar.jabara@newmont.com

Investor Contact

Jessica Largent	303.837.5484	jessica.largent@newmont.com

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SOURCE Goldcorp Inc.